UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

LONGVIEW ACQUISITION CORP.
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
543195101
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No.: 543195101	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
LONGVIEW INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,275,000 *

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,275,000 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,000 *

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8% **

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* AS of December 31, 2020. Represents 10,275,000 shares of Class B Common Stock, which are convertible into 10,275,000 shares of Class A Common Stock.

** Based on (i) 41,400,000 shares of Class A Common Stock outstanding upon completion of the Issuer’s initial public offering and exercise of the underwriter’s over-allotment option, as reported in the Issuer’s Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2020 and (ii) 10,350,000 shares of Class A Common Stock issuable upon the conversion of 10,350,000 shares of Class B Common Stock.

CUSIP No.: 543195101	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
10,275,000

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
10,275,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,275,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
19.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No.: 543195101	Page 4 of 9 Pages

Item 1(a).	Name of Issuer:
Longview Acquisition Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
767 Fifth Avenue, 44th Floor, New York, NY 10153
Item 2(a).	Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
i)	Longview Investors LLC (“Longview Investors”);
ii)	Larry Robbins (“Mr. Robbins”).
The securities reported herein are directly held by Longview Investors LLC. Mr. Robbins is the managing member of Longview Investors LLC and shares voting and dispositive power over and may be deemed to beneficially own such shares held by Longview Investors LLC. Mr. Robbins disclaims beneficial ownership over any securities owned by Longview Investors LLC other than to the extent of any pecuniary interest he may have therein.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of Longview Investors LLC and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.
Item 2(c).	Citizenship:
i)	Longview Investors LLC is a Delaware limited liability company;
ii)	Mr. Robbins is a citizen of the United States of America.
Item 2(d).	Title of Class of Securities:
Common stock, par value $0.0001 per share (the “Shares”)
Item 2(e).	CUSIP Number:
543195101

CUSIP No.: 543195101	Page 5 of 9 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:
The information requested in this item is incorporated herein by reference to the cover pages to this Schedule 13G.
Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.

CUSIP No.: 543195101	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10.	Certification:
This Item 10 is not applicable.

CUSIP No.: 543195101	Page 7 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
LONGVIEW INVESTORS LLC
	By:	/s/ Mark J. Horowitz

LARRY ROBBINS
	By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins
February 8, 2021

CUSIP No.: 543195101	Page 8 of 9 Pages

EXHIBIT INDEX
Ex.	Page No.
A	Joint Filing Agreement	9